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FEB 2 7 2013

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SECURI 13010356 ION

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ANNUAL AUDITED [redacted]

PART III

SEC FILE NUMBER
8- 52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE, Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2012 AND 2011

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2012 AND 2011

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike CPA/MST
Shawn E. Pearce CPA
Christopher J. Leikert CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES TO USA FINANCIAL SECURITIES CORPORATION'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

February 15, 2013

To the Board of Directors
USA Financial Securities Corporation
6020 Fulton Street
Grand Rapids, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by USA Financial Securities Corporation (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation (the Company's year-end audited income statement) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

SUSAN A. PRIEST
Notary Public, State of MI
County of Kent
My Commission Expires 08/04/2013
Acting in the County of Kent

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHTC
BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike CPA/MST
Shawn E. Pearce CPA
Christopher J. Leikert CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

Report on the Financial Statements

We have audited the accompanying financial statements of USA Financial Securities Corporation (Company), which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of income (loss), changes in stockholders' equity, and changes in financial condition for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit as conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

February 15, 2013

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 595,167	$ 580,628
Receivables:		
Commissions	637,376	502,119
Related parties	38,233	58,224
Representatives	21,721	10,219
Other	7,039	5,500
Prepaid expenses	258,387	229,292
Office furniture and equipment, at cost, less accumulated depreciation of $28,350 and $35,264, respectively	1,735	2,726
Software net of of accumulated amortization of $65,771 and $67,361, respectively	-	-
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	17,423	32,182
CRD accounts	16,481	6,905
Available-for-sale security	9,580	9,315
TOTAL ASSETS	$ 1,628,142	$ 1,462,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Representatives	$ 576,076	$ 451,284
Related party	39,673	34,542
Trade	35,001	14,904
Accrued expenses:		
Leased employees - related party	56,669	47,649
State taxes payable	1,000	500
Other	30,370	-
Note payable	90,620	96,397
Representative errors and omissions insurance deposits	2,241	61,132
Operational accounts - Pershing	393	69
Total Liabilities	832,043	706,477
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	111,826	71,625
Accumulated other comprehensive income	(727)	(992)
Total Stockholders' Equity	796,099	755,633
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,628,142	$ 1,462,110

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME (LOSS)

	For year ended December 31,			
	2012		2011	
REVENUES:				
Investment company revenue	$ 419,016	3.54 %	$ 331,129	3.16 %
Fees for account supervision	3,657,730	30.89	3,258,343	31.11
Other revenue	7,765,389	65.57	6,885,506	65.73
Total Revenues	11,842,135	100.00	10,474,978	100.00
EXPENSES:				
Salaries and other employment costs for officers	214,796	1.81	224,672	2.14
Other employment compensation and benefits	1,141,558	9.64	1,068,279	10.20
Interest expense	4,021	0.03	4,294	0.04
Regulatory fees and expenses	152,418	1.29	139,924	1.34
Other expenses	10,225,820	86.35	8,903,028	84.99
Total Expenses	11,738,613	99.12	10,340,197	98.71
Income Before Income Taxes	103,522	0.88	134,781	1.29
INCOME TAXES	13,321	0.11	23,740	0.23
NET INCOME	$ 90,201	0.77 %	$ 111,041	1.06 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance at January 1, 2011	12,000	$ 200,000	$ 485,000	$ 148,150
Additional paid in capital	-	-	-	-
Dividends	-	-	-	(187,566)
COMPREHENSIVE INCOME:				
Net income	-	-	-	111,041
Change in unrealized loss on securities available-for-sale	-	-	-	-
Total Comprehensive Income				
Balance at December 31, 2011	12,000	200,000	485,000	71,625
Dividends	-	-	-	(50,000)
COMPREHENSIVE INCOME:				
Net income	-	-	-	90,201
Change in unrealized loss on securities available-for-sale	-	-	-	-
Total Comprehensive Income				
Balance at December 31, 2012	12,000	$ 200,000	$ 485,000	$ 111,826

See Independent Auditor's Report
See notes to financial statements

Accumulated Other Comprehensive Income	Total Stockholders' Equity
$ -	$ 833,150
-	-
-	(187,566)
-	111,041
(992)	(992)
	110,049
(992)	755,633
-	(50,000)
-	90,201
265	265
	90,466
$ (727)	$ 796,099

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 90,201	$ 111,041
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes (benefit)	-	(2,744)
Depreciation and amortization expense	991	9,270
(Increase) decrease in:		
Receivables	(128,307)	29,466
Prepaid expenses	(29,095)	249
Operational accounts	15,083	(15,090)
CRD Daily account	(9,576)	(3,261)
Increase (decrease) in:		
Accounts payable	150,020	(71,906)
Accrued expenses	39,890	(25,474)
Other liabilities	(58,891)	6,081
NET CASH PROVIDED BY OPERATING ACTIVITIES	70,316	37,632
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of available-for-sale security	-	(10,307)
NET CASH USED BY INVESTING ACTIVITIES	-	(10,307)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	155,224	156,979
Payments on note payable	(161,001)	(159,171)
Proceeds from additional paid in capital	-	-
Dividends paid	(50,000)	(208,602)
NET CASH USED BY FINANCING ACTIVITIES	(55,777)	(210,794)
INCREASE (DECREASE) IN CASH	14,539	(183,469)
CASH, Beginning of Year	580,628	764,097
CASH, End of Year	$ 595,167	$ 580,628

See Independent Auditor's Report
See notes to financial statements

	For year ended December 31, 2012	2011
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 4,021	$ 4,294
Income Taxes	$ 9,644	$ 15,903

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. In addition, the Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2012 and 2011.

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of a non-publicly traded Real Estate Investment Trust (REIT) is carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total comprehensive income (loss) for the years ended December 31, 2012 and 2011 was $265 and $(992) which consists of unrealized gains/losses on available-for-sale securities. As of December 31, 2012 and 2011 accumulated other comprehensive income/loss represents the unrealized loss on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2012 and 2011.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2009 and state tax examinations for years before 2008.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2012 and 2011, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

As of January 1, 2010, the Company became a wholly-owned subsidiary of Wealthnetic Corporation (formerly USA Financial Holding Corporation). The Company has transactions with their Parent Company and also with other subsidiaries of Wealthnetic Corporation: Wealthnetic Team Corporation (formerly USA Financial Team Corporation), AnnuAssure Corporation (formerly USA Financial Distribution Corporation), Portformulas Investing Corporation, and Plug-N-Run Corporation. In addition, the Company also has transactions with another related party, WaltEnd, LLC (formerly Get2W, LLC). Please see note 12 for additional related party information.

3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2012, the Company bank balance totaled $595,167, of which none was uninsured by the Federal Deposit Insurance Corporation (FDIC). As of January 1, 2013, funds in a non-interest bearing transaction account will no longer receive unlimited coverage. As of January 2, 2013 the amount of December 31, 2012 funds that were uninsured was $52,554.

4. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2012 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
Inland American Real Estate Trust	$ 10,307	$ 9,580	$ (727)

Available-for-sale securities at December 31, 2011 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
Inland American Real Estate Trust	$ 10,307	$ 9,315	$ (992)

All of the Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

5. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

6. ADVERTISING COSTS

Advertising expense charged to operations totaled $118,207 and $20,629 for the years ended December 31, 2012 and 2011, respectively.

7. SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2012 and 2011, was $0 and $7,650 respectively. Software was fully depreciated as of December 31, 2011.

8. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $15,348 including interest at 5.54% and matures in July 2013.

9. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S-corporation and records its share of state tax expense separate from its parent.

Provision (benefit) for income taxes consists of the following:

	December 31,	
	2012	2011
Current :		
Michigan	$ 1,333	$ 9,600
Other states	11,988	16,885
Deferred:		
Michigan	-	(2,745)
	$ 13,321	$ 23,740

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S corporation which does not pay federal corporate income taxes. For 2011 the Company was subject to the Michigan Business Tax ("MBT") and other state income taxes. For 2012, the MBT was repealed and replaced with a Corporate Income Tax ("CIT"). Because the Company is an S Corporation, the Company is not subject to the CIT and therefore the MBT deferred income taxes were written off during the year ended December 31, 2011. The Company remains subject to other state income taxes in 2012.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $363,364 which was $307,894 in excess of the required net capital of $55,470, and the Company's aggregate indebtedness to net capital ratio was 2.29 to 1. At December 31, 2011, the Company had net capital of $355,764 which was $305,764 in excess of the required net capital of $47,098, and the Company's aggregate indebtedness to net capital ratio was 1.99 to 1.

11. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from WaltEnd, LLC (formerly Get2W, LLC). A total of $120,000 and $152,309 was charged to expense under this agreement during the years ended December 31, 2012 and 2011, respectively.

Additionally, the Company reimburses AnnuAssure Corporation (formerly USA Financial Distribution Corporation) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $21,461 and $34,542 at December 31, 2012 and 2011, respectively. Total expenses reimbursed for the year ended December 31, 2012 and 2011 were $348,161 and $313,859 respectively.

The Company reimburses Wealthnetic Corporation (formerly USA Financial Holding Corporation) (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0 for each year ended December 31, 2012 and 2011. Total expenses reimbursed for the year ended December 31, 2012 and 2011 was $29,054 and $63,537, respectively. In addition to reimbursed expenses, the Company paid Parent Company $120,000 and $42,000 in management fees for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, respectively there is a receivable balance owed to the Company from Wealthnetic Corporation of $2,648 and $15,328 for allocation of taxes overpaid during the year.

Several representatives of the Company are either owners of the Company or employees of Wealthnetic Team Corporation (formerly USA Financial Team Corporation). These related representatives generated $19,948 and $21,079 in revenue during the years ended December 31, 2012 and 2011, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $754 and $474 for the years ended December 31, 2012 and 2011, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2012	2011
Related representative commission expense	$ 15,955	$ 16,864

Of the total charged to commission expense, there was $603 and $379 due to these representatives at December 31, 2012 and 2011, respectively.

The Company has a revenue sharing agreement with AnnuAssure Corporation (formerly USA Financial Distribution Corporation). The revenue sharing agreement generated $535,456 and $557,050 of the Company's revenues for the years ended December 31, 2012 and 2011, respectively. The unpaid portion of this income included in accounts receivable at year end is $35,586 and $43,682 for years ended December 31, 2012 and 2011, respectively.

11. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company engages in business with Portformulas Investing Corporation. The revenue generated from this business totaled $1,805,434 and $1,555,385 of the Company's revenues for the year ended December 31, 2012 and 2011, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $146,421 and $143,644 for years ended December 31, 2012 and 2011, respectively.

The Company receives marketing support services from Plug-N-Run Corporation. A total of $24,000 and $16,000 was charged to expense under this agreement during the years ended December 31, 2012 and 2011, respectively. Additionally, the Company reimburses Plug-N-Run on a monthly basis for costs paid on the Company's behalf. The unpaid portion of the marketing support and/or these expenses included in accounts payable at year end is $9,280 and $0 at December 31, 2012 and 2011, respectively. Total expenses reimbursed for the year ended December 31, 2012 and 2011 were $71,057 and $0 respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, a management fee, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2012 and 2011 were $1,357,404 and $1,366,008, respectively. The unpaid portion of these expenses included in accounts payable at year end was $0 for each of the years ended December 31, 2012 and 2011. Accrued leased employee expense totaled $56,669 and $47,649 at December 31, 2012 and 2011, respectively. The unpaid portion of this other leased employee expenses included in accounts payable at year end is $8,889 and $0 for years ended December 31, 2012 and 2011, respectively.

12. OPERATING LEASES

The Company rents various online applications under one year operating leases and other operating leases expiring at various dates through June 15, 2015. Most of the leases contain automatic renewal options of one year periods unless notice of cancellation is provided by the Company. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $234,973 and $128,588 as of December 31, 2012 and 2011, respectively.

The following schedule details future minimum lease payments as of December 31, 2012 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31:	2013	$	127,200
	2014		123,600
	2015		60,000
		$	310,800

13. MAJOR PRODUCTS

During the year ended December 31, 2012, the Company's revenues were substantially from four product types which accounted for approximately 67% of revenues. During the year ended December 31, 2011, the Company's revenues were substantially from three product types which accounted for approximately 60% of revenues.

14. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2013, the date the financial statements were available to be issued.

15. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in routine regulatory examinations. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL:		
Total stockholders' equity		$ 796,099
Total capital qualified for net capital		796,099
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	$ 79,559	
Related party	38,233	
Representatives	21,721	
Other	7,039	
Prepaid expenses	258,387	
Available-for-sale security	9,580	
CRD accounts	16,481	
Office furniture and equipment, net of accumulated depreciation	1,735	432,735
TOTAL NET CAPITAL		$ 363,364
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 650,750
Accrued expenses:		
Leased employees - related party		56,669
State taxes payable		1,000
Other		30,370
Note payable		90,620
Representative errors and omissions insurance deposits		2,241
Operational accounts - Pershing		393
TOTAL AGGREGATE INDEBTEDNESS		$ 832,043
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 55,470
Excess net capital at 1,500 percent		$ 307,894
Excess net capital at 1,000 percent		$ 280,160
Ratio: Aggregate indebtedness to net capital		2.29 to 1

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

See Independent Auditor's Report

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike CPA/MST
Shawn E. Pearce CPA
Christopher J. Leikert CPA

SCHEDULE II – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 15, 2013

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (the Company), as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger Himebaugh Tamm Co, PC

Echelbarger, Himebaugh, Tamm & Co., P.C.

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.